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                          May 2, 2022

       Nathan O   Konek
       Executive Vice President, General Counsel and Secretary
       Redwire Corp
       8226 Philips Highway, Suite 101
       Jacksonville, FL 32256

                                                        Re: Redwire Corp
                                                            Registration
Statement on Form S-1
                                                            Filed April 22,
2022
                                                            File No. 333-264442

       Dear Mr. O   Konek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Alexander Schwartz